CONSENT OF KEVIN FRANCIS

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Galore Creek Property NI 43-101 Technical Report, British Columbia - Canada” dated January 25, 2008 (the “Technical Report”) and the information derived from the Technical Report, included in the 2009 Annual Information Form of NovaGold Resources Inc. dated February 17, 2010 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493 and 333-164083) and Form F-10 (No. 333-163551) of the references to my name, the use of the Technical Report and the information derived from the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated this 17th day of February 2010.

/s/ K. Francis
Name: Kevin Francis
Title: VP Technical Services